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May 30, 2002



BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Bull
Information Pursuant to Rule 12g3-2(b)
File No. 82-4847



Dear Sir or Madam,

On behalf of Bull (the "Company") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), please find enclosed a press release dated May 28, 2002, announcing Bull's demonstration of its advanced 16-way Intel Itanium 2-based server prototype at the Intel Developer Forum.

Please acknowledge receipt of this letter and its enclosure by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33-1-53-89-70-00) should you have any questions.

Very truly yours,

Sami Toutounji



Enclosures

cc: Andrée Sergeant
Thierry Roselli
Compagnie des Machines Bull

125899

PRESS INFORMATION

# Bull to demonstrate its advanced 16-way Intel® Itanium® 2-based server prototype at the Intel Developer Forum

Bull is at the forefront of investment in the Intel Itanium Processor Family

Munich, May 28 2002 – With today's announcement of its participation as gold sponsor of the Intel Developer Forum, Bull demonstrates its strong commitment to invest in very demanding enterprise application environments on the Intel® Itanium® Processor Family.

Bull, through its long-established and recognized know-how in building enterprise open systems and mainframes, has focused its R&D investments to enable innovative enterprise-class Intel Itanium Processor Family servers. The resulting technology will contribute to reinforce Bull's product range, as well as its position as a key Intel® Itanium® based server supplier. These investments have given Bull a leading edge in the mastering of complex IT infrastructures which are the cornerstone of its development strategy.

Initiated in 1998, the Bull FAME strategic programme (**F**lexible **A**rchitecture for **M**ultiple **E**nvironments) reflects Bull's vision that enterprise systems will eventually use volume and standard technologies, supporting open operating systems such as Microsoft® Windows .NET server, Linux as well as Bull operating system (GCOS). This far-ranging R&D program is being run in close co-operation between Bull and Intel.

Competitiveness of Bull's forthcoming Itanium 2-based servers will proceed from this innovative architecture, based on the maximum usage of standard components, providing very high flexibility and scalability, in conjunction with unique maintenance and partitioning features. Those systems will be brought to market through aggressive time-to-market strategies.

Bull's objective is to complement and enhance its family of enterprise servers and address new market segments. Upon Intel's introduction of the Intel Itanium 2 processor, Bull's customers will be able to benefit from this program and progressively choose from a large range of Intel Itanium 2-based SMP servers and solutions that meet their requirements applicable to High Performance Computing, Data Warehouse, Enterprise Management and e-Business thus guarantying high level of **R**eliability, **A**vailability and **S**erviceability.

To support this statement, Bull demonstrates at Intel Developer Forum during the keynote speech of Mr. Mike Fister, Senior Vice-President & General Manager, Enterprise Platforms Group, Intel Corp, a 16-way Itanium 2 - based SMP server. The demonstration will enable the visualization of the power of this system thanks to the POV-Ray algorithm, well known in High Performance Computing. This prototype pre-announces a full range of enterprise servers based on the forthcoming Intel Itanium2 processor.

"The Itanium 2 processor is designed for scalability and reliability, enabling system manufacturers like Bull to build enterprise-class servers using standards-based building blocks. In today's 16-way prototype demonstration, Bull is delivering on the high-end promise of this processor family. As Itanium 2-based system availability begins mid-year and grows throughout 2002, IT users will have an increasing choice of high-end platforms based on the Itanium processor family." said Mike Fister.

"We take pride in our ongoing relationship with Intel, since 1998. Bull's engineers work in close collaboration with those of Intel labs to design and develop platforms and infrastructure solutions in line with tomorrow's

*large servers requirements. In this collaboration, Bull brings its recognised savoir-faire in scalability, reliability* and openness" said Michel Guillemet, Chief Technical Officer, R&D of Bull.

**About Bull:**

Bull is an international IT group that specialises in designing, developing and implementing secure IT infrastructures. Bull is dedicated to helping customers transform their processes and infrastructures in order to take full advantage of information technology to drive their market growth.

To reach this objective, Bull provides a complete offer that includes not only IT services, from consulting to systems integration and outsourcing but also the design and development of infrastructure solutions, with particular emphasis on servers, storage and secure management software. Bull has gained strong recognition in the major economic sectors, such as, the public sector, finance, industry and telecommunications.



**Press Contact:**

Marie-Claude Bessis
marie-claude.bessis@bull.net
+33 (0) 1 39 66 57 75
+33 (0) 6 84 95 26 21